Filed by Social Capital Hedosophia Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Virgin Galactic

Commission File No. 333-233098

All:

Today is another exciting day for all of us here at Virgin Galactic and The Spaceship Company. Earlier today, we took another step towards becoming the first publicly traded commercial human spaceflight company. Social Capital Hedosophia Holdings Corp. (SCH) has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) in connection with the previously announced proposed merger of Virgin Galactic and SCH, a New York Stock Exchange-listed entity that trades under the ticker symbol “IPOA.” We anticipate the merger will close in the fourth quarter, subject to customary closing conditions.

The filing is required as part of our merger transaction and is simply another step in the process. Accordingly, please continue to focus on your daily responsibilities and working steadily toward commercial service.

While this registration statement has not yet become effective, it provides important information about the merger transaction and our business prospects and contains similar information regarding our company as you might find in a Form S-1 that companies file in connection with an initial public offering.

Now that SCH has filed this document, it will likely go through a review process with the SEC prior to it being declared “effective.” Until that time, the information contained in the filing is preliminary and subject to change. That said, if you are interested in more information, the filing can be viewed on the SEC’s website at www.sec.gov.

In the meantime, we are gearing up for some exciting announcements, milestones and events over the coming months. Next week we will be welcoming media to visit and view for the first time the newly designed interior of Spaceport America! Look out for the First Look pictures and videos we will be sending out next week to reveal what’s inside. In addition to this, we will be conducting various events to educate the public markets and investors on our business including analyst days and visits to our sites in New Mexico and Mojave.

Importantly, we would not be here without your relentless dedication and unmatched appreciation for human spaceflight. Thank you for all you are doing to open space for all.

Ad Astra!

George

Additional Information and Where to Find It

This document relates to a proposed transaction between Virgin Galactic, The Spaceship Company and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SCH filed a registration statement on Form S-4 with the SEC on August 7, 2019. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docs.html or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301.

Participants in Solicitation

SCH and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Virgin Galactic, The Spaceship Company and SCH. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Virgin Galactic, The Spaceship Company and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.